UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated March 11, 2013.	2

Grifols, S.A.
Parc Empresarial Can Sant Joan
Av. de la Generalitat, 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA
Tel. +34 935 710 500
www.grifols.com

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), Grifols, S.A. (“Grifols”) announces that on March 11, 2013 it purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds and accounts (such funds and accounts, “Cerberus”) managed by Cerberus Capital Management, L.P. and/or its affiliated advisory entities for a total purchase price of USD 118,880,622, or USD 27 per ADS.

Grifols intends to hold the ADSs in treasury to be used in connection with potential future corporate transactions.

Grifols originally issued the ADSs to Cerberus in June 2011, in connection with its acquisition of Talecris Biotherapeutics Holdings Corp (“Talecris”). Cerberus was the largest shareholder of Talecris.

(*) Each ADS is evidenced by an American Depositary Receipt (“ADR”) and each ADR represents one (1) Class B non-voting share of Grifols. Grifols’ ADRs are listed on the NASDAQ.

In Barcelona, on this 11th of March, 2013

Raimon Grifols Roura
Secretary to the Board of Directors

Grifols, S.A. - Jesús y. María, 6 - 08022 Barcelona - ESPAÑA - N.I.F. A-58389123 - Reg. Mer. Barcelona, Tomo 8620, Libro Sdes. 7864, Sección 2.*, Folio 119, Hoja 100.509, Inscrip. 1.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date:  March 12, 2013